Sumitomo Corporation

Rule 12g3-2(b) File No. 82-34680

July 25, 2007

07025541

SUPPL

By Federal Express

U.S. Securities and Exchange Commission

Office of International Corporate Finance
100 F Street, N.E.
Washington, D.C. 20549
U.S.A.

Re: File No. 82-34680/Sumitomo Corporation
Submission of Information Required Under Rule 12g3-2(b) of the Securities Exchange Act of 1934, as amended.

On behalf of Sumitomo Corporation (the "Company"), I am furnishing herewith the following information pursuant to Rule 12g3-2(b)(1)(iii) (the "Rule") under the Securities Exchange Act of 1934, as amended (the "Exchange Act").

Enclosed herewith please find a copy of the following document:

1. Press Release dated July 25, 2007 [English translation].

PROCESSED
JUL 30 2007
THOMSON
FINANCIAL

dw 7/27

Sumitomo Corporation
1-8-11 Harumi Chuo-ku, Tokyo 104 8610 Japan

This letter, together with the enclosure[s], shall not be deemed to be "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, nor shall the submission of this letter and the enclosed materials constitute an admission for any purpose that the Company is subject to the Exchange Act.

Kindly acknowledge receipt of this letter and the enclosures by stamping the enclosed copy of this letter and returning it to me via the enclosed pre-paid Federal Express envelope and label.

Very truly yours,

Koichi Takahata
Corporate Officer,
General Manager of the Investor Relations Dept.
Sumitomo Corporation

(Tel:81(3)-5166-3487, Fax: 81(3)-5166-6292).

(This is an English translation of the Japanese original)

July 25, 2007

Company Name: Shinko Sugar Co., Ltd.
JASDAQ Securities Exchange Code: 2113
Contact: Yasunobu Yamaguchi, Director
Tel. +81-6-6939-1201

To whom it may concern;

Notice Regarding Revision of Projections on Performance

Based on recent trends in our performance, we have revised our projections on performance for FY2007 announced at the time of our disclosure of financial statements for FY2006 on April 26, 2007 as follows:

(1) Revision of Projected Figures (consolidated basis) for the Performance of the First Half of Fiscal Year Ending March 31, 2008 (April 1, 2007 to September 30, 2007).

(Unit : million yen,%)

	Total Trading Transactions	Operating Income	Ordinary Income	Net Income
Previously announced projections (A)	5,800	310	360	230
Currently revised projections (B)	6,250	460	510	310
Change (B-A)	450	150	150	80
Rate of Change (%)	7.8	48.4	41.7	34.8

(2) Revision of Projected Figures (consolidated basis) for the Performance of Fiscal Year Ending March 31, 2008 (April 1, 2007 to March 31, 2008).

(Unit : million yen,%)

	Total Trading Transactions	Operating Income	Ordinary Income	Net Income
Previously announced projections (A)	11,600	550	650	410
Currently revised projections (B)	12,050	770	800	490
Change (B-A)	450	150	150	80
Rate of Change (%)	3.9	27.3	23.1	19.5

(3) Performance of previous term; (April 1, 2006 to March 31, 2007)

(Unit : million yen,%)

	Total Trading Transactions	Operating Income	Ordinary Income	Net Income
First Half of Fiscal Year (April 1, 2006 to September 30, 2006)	5,995	271	336	213
Whole Fiscal Year (April 1, 2006 to March 31, 2007)	12,015	675	877	683

(4) Revision of Projected Figures (Non-consolidated basis) for the Performance of the First Half of Fiscal Year Ending March 31, 2008 (April 1, 2007 to September 30, 2007).

(Unit : million yen,%)

	Total Trading Transactions	Operating Income	Ordinary Income	Net Income
Previously announced projections (A)	5,700	350	360	210
Currently revised projections (B)	6,150	500	510	290
Change (B-A)	450	150	150	80
Rate of Change (%)	7.9	42.9	41.7	38.1

(5) Revision of Projected Figures (Non-consolidated basis) for the Performance of Fiscal Year Ending March 31, 2008 (April 1, 2007 to March 31, 2008).

(Unit : million yen,%)

	Total Trading Transactions	Operating Income	Ordinary Income	Net Income
Previously announced projections (A)	11,300	590	610	350
Currently revised projections (B)	11,750	740	760	430
Change (B-A)	450	150	150	80
Rate of Change (%)	4.0	25.4	24.6	22.9

(6) Performance of previous term; (April 1, 2006 to March 31, 2007)

(Unit : million yen,%)

	Total Trading Transactions	Operating Income	Ordinary Income	Net Income
First Half of Fiscal Year (April 1, 2006 to September 30, 2006)	5,887	277	297	172
Whole Fiscal Year (April 1, 2006 to March 31, 2007)	11,721	669	697	511

(7) Reasons of Revision

(Non-consolidated basis)

a) The sales quantity of liquid sugar to the iced confectionary market during the first quarter (April 1, 2007 to June 30, 2007) has grown because of the good weather condition. Regarding profit during the same period, the projected figure for the performance of the first half of the fiscal year will be improved due to increasing of sales quantity and price.

b) The projection for the performance of the whole fiscal year will be improved because of the above revision for the performance of the first half of the fiscal year.

(Consolidated basis)

The revision for the performance of the first half of the fiscal year and the whole fiscal year will be improved due to the revision of the above non-consolidated basis.

END